SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No._____ )*

FinTech Acquisition Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

31809H 100

(CUSIP Number)

February 13, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31809H 100	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JMB Capital Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,000,000
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 31809H 100	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Smithwood Advisers, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,000,000
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 31809H 100	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Smithwood General Partner, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,000,000
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 31809H 100	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Smithwood Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,000,000
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 31809H 100	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Brooks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,000,000
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 31809H 100	13G	Page 7 of 12 Pages

Item 1.

(a)	Name of Issuer

FinTech Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices

712 Fifth Avenue, 12th Floor
New York, New York 10019

Item 2.

(a)	Name of Person Filing

JMB Capital Partners Master Fund L.P. (the “Fund”)
Smithwood Advisers, L.P. (“Advisers”)
Smithwood General Partner, LLC (“Smithwood GP”)
Smithwood Partners, LLC (“Partners”)
Jonathan Brooks (“Brooks”)

(collectively hereinafter referred to as the “Reporting Persons”)

Mr. Brooks is the Managing Member of Partners, which is the General Partner of the Fund.
Mr. Brooks is also the controlling owner and Managing Member of Smithwood GP, which is the General Partner of Advisers, the Fund’s investment adviser.

The Fund directly owns the 1,000,000 shares of Common Stock, $0.001 par value per share (the “Common Stock”) to which this Schedule 13G relates. Each of Advisers, Smithwood GP, Partners and Brooks by virtue of their relationships to the Fund may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Common Stock directly owned by the Fund, but each disclaims beneficial ownership of such Common Stock except to the extent of their pecuniary interest therein.

(b)	Address of Principal Business Office or, if none, Residence

c/o Smithwood Advisers, L.P.
1999 Avenue of the Stars, Suite 2040
Los Angeles, CA 90067

(c)	Citizenship

The Fund is a limited partnership formed and existing under the laws of the Cayman Islands.
Advisers is a limited partnership formed and existing under the laws of the State of California.
Smithwood GP is a limited liability company formed and existing under the laws of the State of California.
Partners is a limited liability company formed and existing under the laws of the State of California.
Brooks is a citizen of the United States.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

CUSIP No. 31809H 100	13G	Page 8 of 12 Pages

31809H 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

1,000,000 shares of Common Stock

(b)	Percent of class: Based on 13,733,333 shares of Common Stock issued and outstanding immediately following the closing of the Issuer’s initial public offering, as reported in the Issuer’s Final Prospectus filed with the Securities and Exchange Commission on February 13, 2015.

CUSIP No. 31809H 100	13G	Page 9 of 12 Pages

As of the date of this filing: The Common Stock beneficially owned by the Reporting Persons represents 7.3% of the Common Stock.

(c)	Number of shares as to which the Reporting Person have:

(i)	Sole power to vote or to direct the vote – 0
(ii)	Shared power to vote or to direct the vote – As of the date of this filing the Reporting Persons share the power to vote or direct the vote of the 1,000,000 shares of Common Stock beneficially owned by each of them.
(iii)	Sole power to dispose or to direct the disposition of – 0
(iv)	Shared power to dispose or to direct the disposition of – As of the date of this filing the Reporting Persons share the power to dispose or to direct the disposition of the 1,000,000 shares of Common Stock beneficially owned by each of them.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

CUSIP No. 31809H 100	13G	Page 10 of 12 Pages

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 31809H 100	13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2015

JMB Capital Partners Master Fund, L.P.
By:	Smithwood Partners, LLC, its General Partner

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Partners, LLC

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Advisers, L.P.
By:	Smithwood General Partner, LLC,
its General Partner

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood General Partner, LLC

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

/s/Jonathan Brooks
Jonathan Brooks, Individually

CUSIP No. 31809H 100	13G	Page 12 of 12 Pages

Exhibit No. 1

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13G and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of FinTech Acquisition Corp. and hereby affirms that this Schedule 13G is being filed on behalf of each of the undersigned.

Dated: February 23, 2015

JMB Capital Partners Master Fund, L.P.
By:	Smithwood Partners, LLC, its General Partner

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Partners, LLC

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood Advisers, L.P.
By:	Smithwood General Partner, LLC,
its General Partner

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

Smithwood General Partner, LLC

By:	/s/Jonathan Brooks
Jonathan Brooks, Managing Member

/s/Jonathan Brooks
Jonathan Brooks, Individually